UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-35715

AQUASITION CORP.

(Translation of registrant’s name into English)

c/o Seacrest Shipping Co. Ltd.

8 – 10 Paul Street

London EC2A 4JH, England

Telephone: +44-207-426-1155
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On November 1, 2012, the initial public offering (“IPO”) of 5,000,000 units of Aquasition Corp. (the “Company”) was consummated. Each unit issued in the IPO (the “Units”) consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one ordinary share at a price of $11.50. Immediately prior to the consummation of the IPO, the Company completed a private placement of 337,750 units to the Company’s founding stockholders generating gross proceeds of $3,377,500. On November 7, 2012, the underwriters of the IPO exercised their over-allotment option in part, for a total of an additional 550,000 Units (over and above the 5,000,000 Units sold in the IPO). The Company’s founding stockholders acquired an additional 30,250 units at $10.00 per unit, generating gross proceeds of $302,500, in accordance with the terms of the private placement completed immediately prior to the IPO to ensure that the amount of funds initially held in the trust account is equal to $10.30 per unit sold in the IPO.

The 5,550,000 units sold in the offering, including the 550,000 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $55,500,000. A total of $57,165,000, which includes a portion of the $3,680,000 of proceeds from the private placement of units to the founding shareholders, has been placed in trust.

The audited financial statements as of November 1, 2012 reflecting receipt of the proceeds of the IPO and the private placement are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. The Company issued a press release on November 2, 2012 announcing the IPO, which press release is attached hereto as Exhibit 99.2.

Exhibits

Exhibit No.	Description

99.1	Audited financial statements

99.2	Press release dated November 2, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 7, 2012	AQUASITION CORP.

	By:	/s/ Matthew C. Los
Name: Matthew C. Los
Title: Chief Executive Officer

6-K Announcing IPO Closing